UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Smith, Stephen F.
   1748 Bear Mountain Drive
   Boulder, CO  80303
2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, CFO, Corporate Secretary, General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common                     |12/31/|J   |V|1,000             |A  |$3.40      |10,914             |D     |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common                     |1/28/2|P   | |2,000             |A  |$7.75      |12,914             |D(1)  |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Right to Buy (Stock Op|$7.8125 |1/17/|J   | |30,000     |A  |See N|1/17/|Common      |30,000 |       |30,000      |D  |            |
tions)                |        |2000 |    | |           |   |ote  |2010 |            |       |       |            |   |            |
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Right to Buy (Stock Op|$7.8125 |1/17/|J   | |15,000     |A  |See N|1/17/|Common      |15,000 |       |30,000      |D  |            |
tions)                |        |2000 |    | |           |   |ote  |2010 |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
NOTE: Options granted pursuant to the Company's Incentive Stock Plan vest at the rate of 2% per month.
(1) Shares purchased as custodian for benefit of reporting person's minor children.
SIGNATURE OF REPORTING PERSON
/s/  Stephen F. Smith
DATE
January 28, 2000